UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD/A

SPECIALIZED DISCLOSURE REPORT
(Amendment No. 2)

RAYTHEON TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-00812 (Commission File Number)	06-0570975 (IRS Employer Identification No.)

870 Winter Street, Waltham, Massachusetts 02451
(Address of Principal Executive Offices) (Zip Code)

Frank R. Jimenez
Executive Vice President and General Counsel
(781) 522-3000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Explanatory Note

We are filing this Amendment No. 2 on Form SD/A (this “Amendment No. 2”) to further amend our Specialized Disclosure Report on Form SD for the reporting period from January 1 to December 31, 2019 (the “2019 Reporting Period”), which was filed under our predecessor name, United Technologies Corporation (“UTC”) with the Securities and Exchange Commission and subsequently amended on March 31, 2020 (as amended, the “Original Form SD Report”).

On April 3, 2020, Raytheon Company (“Raytheon”) became a wholly owned subsidiary of Raytheon Technologies Corporation, as a result of a merger transaction (the “Merger”). The Merger was effected pursuant to an Agreement and Plan of Merger, dated as of June 9, 2019, as amended on March 9, 2020, by and among UTC, Raytheon and a wholly owned subsidiary of UTC. Upon the effectiveness of the Merger, UTC was renamed Raytheon Technologies Corporation.

During the 2019 Reporting Period, Raytheon was a publicly traded company listed on The New York Stock Exchange and was obligated to provide a Specialized Disclosure Report on Form SD with respect to its conflict minerals. Accordingly, Raytheon Technologies Corporation is filing this Amendment No. 2 solely to provide a separate Conflict Minerals Report for Raytheon for the 2019 Reporting Period (the “Raytheon Conflict Minerals Report”). The Raytheon Conflict Minerals Report relates solely to the operations of Raytheon for the 2019 Reporting Period.

Other than as expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form SD Report.

Raytheon Technologies Corporation and its subsidiaries’ names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or tradenames of Raytheon Technologies Corporation and its subsidiaries. Names, abbreviations of names, logos, and product and service designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. As used herein, the terms “we,” “us,” “our,” “the Company,” or “RTX,” unless the context otherwise requires, mean Raytheon Technologies Corporation and its subsidiaries. References to internet websites in this Form SD/A are provided for convenience only. Information available through these websites is not incorporated by reference into this Form SD/A.

Section 1 – Conflict Minerals

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the UTC and Raytheon Conflict Minerals Reports for the calendar year ended December 31, 2019 are filed as Exhibits 1.01(a) and 1.01(b) hereto and are publicly available through the Investors section of RTX’s website (http://www.rtx.com) under the heading “SEC Filings.”

Item 1.02 Exhibit

The UTC and Raytheon Conflict Minerals Reports required by Item 1.01 are filed as Exhibits 1.01(a) and 1.01(b) to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01(a) – UTC Conflict Minerals Report (incorporated by reference from Exhibit 1.01 to the Original Form SD Report)

Exhibit 1.01(b) – Raytheon Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RAYTHEON TECHNOLOGIES CORPORATION (Registrant)

Date: June 1, 2020	By:	/s/ Frank R. Jimenez
Frank R. Jimenez
Executive Vice President and General Counsel

Exhibit Index

Exhibit Number	Exhibit Description
1.01(a)	UTC Conflict Minerals Report (incorporated by reference from Exhibit 1.01 to the Original Form SD Report)
1.01(b)	Raytheon Conflict Minerals Report